News Release	AMEX, TSX Symbol: NG

NovaGold Continues to Build Mining Team with Key Executive Appointments

26 October 2005 – Vancouver NovaGold Resources Inc. (AMEX, TSX: NG) NovaGold announced today the appointment of Mr. Peter Harris as Senior Vice President and Chief Operating Officer. Mr. Harris brings over 30 years of mine design, development and operations experience to NovaGold. He has been involved with and responsible for the development and operation of mines on 4 different continents including mines in Canada, Papua New Guinea, South Africa and England. Recently Mr. Harris was Senior Vice President, Project Development at Placer Dome where he was responsible for project development activities related to projects in the United States, Chile and the Dominican Republic.

"I am excited to join the NovaGold team”, said Peter Harris, the new Senior Vice President and COO, "NovaGold has assembled one of the best development portfolios in the sector with three of largest and most exciting gold and copper projects in the world." NovaGold also announced two other key additions to its mine development team, Mr. L. Alberto Chang and Mr. Kevin Francis. Mr. L. Alberto Chang joins the development team as Chief Mining Engineer where he will play a key role in the evaluation and optimization of mine development concepts for the Company’s projects with an initial focus on the Galore Creek project in northwestern British Columbia. Mr. Chang brings over 20 years of mine development and operations experience including the past 7 years at Newmont’s Yanacocha mine in Peru, one of the world’s largest open-pit gold mines.

Mr. Kevin Francis joins NovaGold as Resource Manager where he will be responsible for oversight of the Company’s resource and reserve estimation and auditing. Mr. Francis has more than 20 years of experience in resource estimation including the past 5 years at AMEC, a global independent engineering firm, where he was involved in the development, evaluation and auditing of resource estimates on major gold and base metal projects and mines around the world for companies including Newmont, Placer Dome, Teck Cominco and others.

"We are very pleased to announce these additions to the NovaGold management team at this important time in the development of the Company," said Mr. Rick Van Nieuwenhuyse, President and CEO of NovaGold. "The extensive experience and expertise in building and operating mines that Peter Harris brings to NovaGold is invaluable, and with the addition of Mr. Chang and Mr. Francis to the current team, the Company now has the depth of experience required to make a smooth transition from highly successful explorer and developer to low-cost producer. NovaGold is now well poised to begin the next phase of the development for the Company with the construction of 3 projects over the next five years to achieve production of more than 700,000 ounces of gold and over 300 million pounds of copper annually – resulting in NovaGold becoming one of North America’s lowest cost mid-tier gold producers.”

Exploration & Development Update and 3rd Quarter Financial Results Conference Call Scheduled for Wednesday, October 26th

A conference call and webcast to review developments at Galore Creek, Rock Creek, Donlin Creek, Ambler and Khotol projects as well as the Company’s 3rd quarter financial results will be held on Wednesday, October 26th, 2005 at 4:30 PM Eastern Time (1:30 PM Pacific). To participate in the conference call, please dial 416-695-5261 or toll free at 1-877-888-3855. Live audio of the conference call will be simultaneously broadcast via NovaGold’s website at www.novagold.net

The call will also be available for replay until November 9th, 2005 by calling 416-695-5275 or 1-888-509-0081. The webcast link will also be archived on the NovaGold website.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold-silver project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 72.6 million shares outstanding, is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact:

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.